SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number 000-19300


                           NOTIFICATION OF LATE FILING


(Check One):   [X] Form 10-K    [_] Form 11-K    [_] Form 20-F    [_] Form 10-Q
               [_] Form N-SAR

          For Period Ended:  December 31, 2003

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________



                                     PART I
                             REGISTRANT INFORMATION



Full name of registrant    NORTHERN STATES FINANCIAL CORPORATION

Former name if applicable  NA

________________________________________________________________________________

Address of principal executive office (Street and number)

                           1601 NORTH LEWIS AVENUE
________________________________________________________________________________

City, state and zip code   WAUKEGAN, IL  60085


                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
     |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will
[X]  |         be filed  on or  before  the  15th  calendar  day  following  the
     |         prescribed  due  date;  or  the  subject   quarterly   report  or
     |         transition  report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth  calendar day following the prescribed due
     |         date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant's banking subsidiary, Bank of Waukegan, is currently in discussions with state bank regulatory authorities regarding possible adjustments to the bank's provision for loan and lease losses for the fourth quarter of 2003. The discussions arise out of an assessment by the Illinois Office of Banks and Real Estate (the "OBRE") of the adequacy of the bank's allowance for loan and lease losses as of December 31, 2003 during a routine bank regulatory examination. The bank is evaluating whether it is appropriate to increase its fourth quarter provisions for loan and lease losses during the fourth quarter of 2003 based on the regulatory review and ongoing discussions with the OBRE. The Registrant has hired an independent outside consultant to assist in the discussions and review the Registrant's evaluation of estimated loan and lease losses inherent in its portfolio. The Registrant is currently evaluating the impact of these matters on its financial statements for the year ended December 31, 2003. Until the Registrant determines, after further discussions with the OBRE, the impact of these matters on its financial statements for the year ended December 31, 2003, Registrant is unable to finalize its annual consolidated financial statements and complete its annual report on Form 10-K.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                  THOMAS M. NEMETH                    847     244-6000 EXT. 269
     ---------------------------------------------------------------------------
                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant has previously announced preliminary net income for 2003 of $5.8 million or $1.34 per diluted share, compared to reported net income of $7.5 million, or $1.71 per diluted share in 2002. If, as a result of further discussions with the OBRE, the Registrant determines it appropriate to record an additional provision for loan and lease losses during the fourth quarter of 2003, its reported net income for 2003 will be less than the preliminary results. Because these discussions are ongoing, Registrant cannot at this time reasonably estimate the potential increase, if any, in the 2003 provision for loan and lease losses.

                      NORTHERN STATE FINANCIAL CORPORATION
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  MARCH 16, 2004            By   /s/ THOMAS M. NEMETH
    -------------------            ---------------------------------------------


          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.